[Letterhead of IASIS Healthcare LLC]

November 8, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	IASIS Healthcare LLC and IASIS Capital Corporation
Registration Statement on Form S-4 (File No. 333-177620)

Dear Mr. Riedler:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 5 pm (Eastern Time) on November 9, 2011 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, IASIS Healthcare LLC and IASIS Capital Corporation (jointly, the “Issuers”) and each of the guarantors listed in the Registration Statement (“Guarantors” and, together with the Issuers, the “Registrants”) acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael L. Ryan of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2520 or via email at mryan@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

IASIS HEALTHCARE LLC

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

IASIS CAPITAL CORPORATION

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

ARIZONA DIAGNOSTIC & SURGICAL CENTER, INC.

BAPTIST JOINT VENTURE HOLDINGS, INC.

BEAUMONT HOSPITAL HOLDINGS, INC.

BILTMORE SURGERY CENTER HOLDINGS, INC.

BILTMORE SURGERY CENTER, INC.

BRIM HOLDING COMPANY, INC.

DAVIS HOSPITAL HOLDINGS, INC.

DECISIONPOINT SERVICES, INC.

INDIGENT CARE SERVICES OF NORTHEAST LOUISANA, INC. F/K/A FIRST CHOICE PHYSICIANS NETWORK HOLDINGS, INC.

HEART AND LUNG INSTITUTE OF UTAH, INC.

IASIS FINANCE, INC.

IASIS HEALTHCARE HOLDINGS, INC.

IASIS HOSPITAL NURSE STAFFING COMPANY

IASIS MANAGEMENT COMPANY

IASIS PHYSICIAN SERVICES, INC.

EXTENDED CARE HOSPITAL OF SOUTHEAST TEXAS, INC. F/K/A IASIS PORT ARTHUR ASC, INC.

IASIS TRANSCO, INC.

JORDAN VALLEY HOSPITAL HOLDINGS, INC.

MCS/AZ, INC.

NORTH VISTA HOSPITAL, INC.

PALMS OF PASADENA HOMECARE, INC.

PHYSICIAN GROUP OF ARIZONA, INC.

PHYSICIAN GROUP OF FLORIDA, INC.

PHYSICIAN GROUP OF LOUISIANA, INC.

PHYSICIAN GROUP OF UTAH, INC.

ROCKY MOUNTAIN MEDICAL CENTER, INC.

SALT LAKE REGIONAL PHYSICIANS, INC.

TAMPA BAY STAFFING SOLUTIONS, INC.

UTAH TRANSCRIPTION SERVICES, INC.

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

IASIS GLENWOOD REGIONAL MEDICAL CENTER, LP

MEMORIAL HOSPITAL OF TAMPA, LP

MESA GENERAL HOSPITAL, LP

PALMS OF PASADENA HOSPITAL, LP

ST. LUKE’S BEHAVIORAL HOSPITAL, LP

ST. LUKE’S MEDICAL CENTER, LP

TOWN & COUNTRY HOSPITAL, LP

By: IASIS Healthcare Holdings, Inc. as General Partner

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

BRIM HEALTHCARE OF COLORADO, LLC

BRIM PHYSICIANS GROUP OF COLORADO, LLC

BRIM PHYSICIANS GROUP OF TEXAS, LLC

By: Brim Holding Company, Inc. as Sole Member

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

IASIS FINANCE TEXAS HOLDINGS, LLC

By: IASIS Finance, Inc. as Sole Member

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

SEABOARD DEVELOPMENT LLC

By: IASIS Healthcare LLC as Sole Member

By:	/s/ John M. Doyle
John M. Doyle
Chief Financial Officer

cc:	Michael L. Ryan

Cleary Gottlieb Steen & Hamilton LLP